Exhibit 99.1

NICE Announces the Promotion of Beth Gaspich to Chief Financial Officer

Paramus, New Jersey, October 10, 2016  - NICE (NASDAQ: NICE) announced today that Beth Gaspich, CFO of NICE Actimize, the Company’s financial crime and compliance business unit, has been promoted to the position of Chief Financial Officer at NICE, effective immediately.

Ms. Gaspich brings over 25 years of experience leading finance, operations and business activity for global finance and software companies.

Ms. Gaspich has been the CFO of NICE Actimize since September 2011, playing a pivotal role in driving the business unit’s growth and profitability and improving its overall finance operations, helping to expand its leading market position and demonstrating solid leadership across several critical business functions.

Prior to joining NICE, Ms. Gaspich served as the CFO of Archive Systems, and previous to that role she was a founding member of the RiskMetrics Group, a spinoff from JP Morgan and a leader in cloud based risk management.  At her previous companies, Ms. Gaspich was key to expanding the businesses through acquisitions and organic growth. Ms. Gaspich holds a BA in Accounting from the University of Missouri-Kansas City.

"I'm honored to be appointed as the CFO of NICE,” said Beth Gaspich. "It is an exciting time to be at NICE with so many opportunities ahead, and I look forward to further contributing to the company’s transformation and growth."

Barak Eilam, Chief Executive Officer, said, “I am delighted to promote Beth to CFO and have her join our management team. Beth is a strong business partner and has had a key role in driving NICE Actimize’s business growth and success.  Beth’s vast experience and knowledge of our market and industry will be instrumental as we continue to execute on our strategy and further grow our business. I’m proud that at NICE we have the depth of talent and the right leaders in place who can readily step up when opportunities become available, demonstrating our organizational strength.”

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam and Ms. Gaspich, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.